AVANCE VENTURE CORP

15318 Sequoia Drive
Surrey, BC V3S 8N4
(604) 590-5339 FAX (604) 590-5439
email magick1@shaw.ca

October 20, 2003

Paul Dudeck
Special Counsel, International Finance
U.S. Securities & Exchange Commission
Washington, DC USA 20549

Dear Sir:

Please find enclosed a copy of FORM 51-901F – Quarterly Report for the Quarter ended July 31, 2003 that was filed on SEDAR (www.sedar.com) in September 2003. We regret the delay in filing that was caused by an oversight.

Please advise if we are filing these reports with the SEC office that handles these types of filings on behalf of Canadian Corporations.

This filing should ensure that our filings with the SEC are current, thank you

Please take note of current address and contact information. Should you require any additional information, please contact this office at your convenience.

Sincerely

AVANCE VENTURE CORP

Robert Hughes
President

ENCLS: Quarterly Report

10/29

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
AVANCE VENTURE CORPORATION	2003/07/31	2003/09/08

ISSUER'S ADDRESS

15318 Sequoia Drive				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Surrey	B.C.	V3S 8N4	604 590-5439	604 590-5339

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Robert Hughes	President	604 590-5339

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
Magick1@shaw.ca	www.Avance.ca

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"A. W. Lilly"	Arthur W. Lilly	2003/09/08
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Robert Hughes"	Robert Hughes	2003/09/08

(Electronic signatures should be entered in "quotations".)

AVANCE VENTURE CORP

Balance Sheet
As at July 31, 2003 (unaudited) and April 30, 2003

	31-Jul-03	30-Apr-03
ASSETS	$	$
Current		
Cash	1,633	51
Accounts receivable	3,206	23,117
Investments for sale	87,654	87,654
	92,493	110,822
Mineral interests & deferred exploration costs	25,000	25,000
Wavy Lake Oil Property	73,927	73,927
Investments and advances	135	0
	191,555	209,749
LIABILITIES		
Current		
Accounts payable	32,749	32,772
Advances from Related parties	79,012	78,055
	111,761	110,827
SHAREHOLDERS EQUITY		
Share capital	6,969,118	6,969,118
Deficit per schedule	(6,889,324)	(6,870,196)
	79,794	98,922
	191,555	209,749

AVANCE VENTURE CORP

Consolidated Statement of Expense & Deficit

	Three Months Ended July 31		Twelve Months Ended Apr 30	
	2003	2002	2003	2002
	$	$	$	$
Expense				
Audit & accounting	2,500	0	6,981	11,115
Bank charges & interest	628	647	6,006	7,374
Business development	0	12,150	27,823	45,117
Data processing	296	642	4,862	8,859
Filing fees & dues	2,452	306	17,382	12,592
Legal	0	8,574	46,626	41,349
Management fees	7,500	15,000	60,000	60,000
Office & secretarial	1,380	1,536	16,244	32,807
Promotion & shareholder information	1,702	8,285	34,699	105,504
Telephone & fax	305	1,298	5,110	6,624
Transfer agent fees	1,792	1,065	7,469	5,929
Travel & auto	573	3,000	9,981	30,673
	19,128	52,503	243,183	367,943
Write-off advances	0	0	12,141	0
Write-down of Investments	0	0	23,600	0
Write-down of oil & gas interests	0	0	8,443	0
Write-down of mineral interests and Deferred exploration costs	0	0	2,213	19,643
Net Loss for the period	19,128	52,503	289,580	387,586
Deficit, beginning	6,870,196	6,580,616	6,580,616	6,193,030
Deficit, ending	6,889,324	6,633,119	6,870,196	6,580,616
Net Loss per share	$0.002	$0.005	$0.023	$0.045

AVANCE VENTURE CORP

Consolidated Statements of Cash Flow
(Unaudited)

	Three Months Ended Jul 31		Twelve Months Ended Apr 30	
	2003	2002	2003	2002
	$	$	$	$
Cash Provided (used)by Operating Activities				
Net loss for the period	(19,128)	(52,503)	(289,580)	(387,586)
Non-cash items				
Write-down of Investments			23,600	
Write-down of oil & gas interests			8,443	
Write-down of mineral interests and Deferred exploration costs			2,213	19,643
Shares issued in settlement of debt			175,232	97,963
	(19,128)	(52,503)	(80,092)	(269,980)
Changes in other non-cash items				
Accounts receivable	19,911	3,012	2,311	23,914
Accounts payable	(23)	12,817	4,303	(14,510)
	760	(36,674)	(73,478)	(260,576)
Financing activities				
Shares issued for cash		488,000	488,000	147,480
Share subscriptions		(191,000)	(191,000)	(98,500)
Share purchase warrants		(282,000)	(282,000)	282,000
Advances from Related Parties	957	11,713	78,055	
	957	26,713	93,055	330,980
Investing activities				
Investments & advances	(135)	(35)		
Oil & Gas interests		(3,275)	(32,037)	(50,333)
Mineral Interests & deferred costs		(701)	(2,213)	(19,643)
	(135)	(4,011)	(34,250)	(69,976)
Change in Cash during the period	1,582	(13,972)	(14,673)	428
Cash Resources - Beginning	51	14,724	14,724	14,296
Cash Resources - Ending	1,633	752	51	14,724

AVANCE VENTURE CORP

Notes to Financial Statements
July 31, 2003

Note 1. Basis of presentation

These interim consolidated financial statements should be read in conjunction with the corporation's most recent audited annual financial statements and notes, which were included in the annual report for the year ended April 30, 2003. These financial statements follow the same accounting policies and methods as those audited financial statements

Accounting Policies

The Company has established a policy of deferring all costs relating to exploration and development projects until such time as the projects are placed into production, sold or abandoned.

Related party transactions

The Company shares office facilities and has common management with a number of private and public corporate related parties under common management and directorships. The Company is charged for office rentals and administrative services on a proportional basis, and during the last three months has paid or accrued management fees of $ 7,500.00 to a Company controlled by the President. Management believes that the methods of cost allocations and resultant costs are reasonable.

QUARTERLY AND YEAR END REPORT

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
AVANCE VENTURE CORPORATION	2003/07/31	2003/09/08

ISSUER'S ADDRESS

15318 Sequoia Drive

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Surrey,	B.C.	V3S 8N4	604 590-5439	604 590-5339

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Robert Hughes	President	604 590-5339

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
magick1@shaw.ca	www.Avance.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"A. W. Lilly"	Arthur W. Lilly	2003/09/08
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Robert Hughes"	Robert Hughes	2003/09/08

onic signatures should be entered in "quotations".)

SCHEDULE B: Investment in and expenditures on resource properties

Please refer to the financial statements as at July 31, 2003 attached to SCHEDULE "A" for details, as required we are providing a breakdown of the Expense Item "Management Fees" which records an expenditure of $ 7,500 year to date, the funds were allocated as follows;

Payee	**Detail of expense**	**Total's**
Hughes Maritime Corp	Management Fees	7,500
Total "Management Fees"		**7,500**

Related Party Transactions:
The Company shares office facilities and has common management with a number of private and public corporate related parties under common management and directorships. The Company is charged for office rentals and administrative services on a proportional basis, and during the 3-month period under review paid or accrued management fees of $ 7,500.00 to a Company controlled by the President. Management believes that the methods of cost allocations and resultant costs are reasonable.

			Shares issued	Consideration
2	A	Securities issued in the period	Shares issued	Consideration
		None	0	0
		Total issued, year to date	0	0

		Number	Expiry
B	Options & warrants issued during the period	Number	Expiry
	None	0	
	Total issued year to date	0	

3	A	Authorized capital	100,000,000	No par value shares
		Balance as at April 30, 2003	12,586,610	
		Issued in period (2A above)	0	
			12,586,610	

		Number	Expiry Date
B	Options outstanding	Number	Expiry Date
	Issued in prior periods @ $ 0.75	300,000	Oct 12, 2005
	Options outstanding end of period	300,000	

Warrants outstanding		
Approved by CDNX Nov 29, 01	125,000	@ $ 0.50 to Nov 29, 03
Approved by TSX May 6, 02	1,373,333	@ $ 0.25 to May 6, 04
Warrants outstanding end of period	1,498,333	

C Escrowed, held by The Montreal Trust Company, in Vancouver, B.C. 150,000

D Listing of Directors as at July 31, 2003

Hughes, Jurgen R.	Secretary
Hughes, Robert	President CEO
Lilly, Arthur W.	CFO
Willi, Hans	Director

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED JULY 31ST 2003

Description of Business

The Company has two active resource projects, The Bullmoose Gold Property in the N.W.T, and the Wavy Lake Gas Prospect in Central Alberta. It also has two Investments, which are being liquidated.

Results of Operations

During the period under review ending July 31, 2003 we report that the mining properties (comprising a Mineral Lease and equity interest in the Bullmoose Mine, a former Gold producer were transferred into a wholly owned N.W.T. Subsidiary, and have been written down to a nominal value of $ 25,000) and are been maintained in good standing with minimal expenditures.
The Wavy Lake Gas project requires additional funding to complete a small seismic project to isolate a drill target, we are currently in discussion with an Alberta Firm to act as operator for us on this project.
The investments in Visiosonic and Net3f are being offered for sale and will be disposed of as soon as possible.

Financial Information

The un-audited financial statements as at July 31st 2003 attached to Form 51-901F Schedule "A" provide full and complete details of expenditures on administration, deferred expense and property costs, of the Company for the quarter ended July 31st 2003 and year to date (with comparative figures for 2002). The Company reported a net loss of CDN $ 19,128 for the quarter ended July 31st 2003, compared to a net loss of CDN $ 52,503 for the same period in 2002. Working capital at July 31st 2003 was CDN ($ 19,268), which is insufficient to meet the costs of acquiring additional resource assets, or to develop existing resource properties. It will therefore be necessary to generate additional funds through the issue of additional capital securities or borrowings sufficient to meet current and future obligations.
Discussions are ongoing with several groups to raise sufficient capital to fund these projects and ongoing operations.

Investments

No additional investments have been or will be made, and the existing investments will be disposed of as soon as practical.

Investor communication and Public Relations

During the quarter the Company incurred costs relating to the preparation and dissemination of Quarterly and Annual Reports and other shareholder information. The Company does not have an investor relation's contract with anyone at this time.

Legal actions

The Company and Hughes Maritime Corp commenced legal action against Noram Relations Group Corporation (NRGC) in February 2001 and have an B.C. Supreme Court injunction preventing the transfer of 200,000 shares of the Company, the Company's claim is that NRGC filed a false affidavit claiming the shares had been lost, and as a result illegally obtained a duplicate certificate for 200,000 shares.

Submitted on behalf of the Board of Directors
Avance Venture Corp.

Signed " Robert Hughes "

Robert Hughes
President
8th September 2003